Exhibit 10.8

SERVICES AGREEMENT

This Services Agreement (“Agreement”) entered into this 17th day of July 2006, by and between Infologix, Inc., a Delaware corporation having a place of business at 101 E. County Line Road, Hatboro, PA 19040 (“Client”) and Futura Services, Inc., a Pennsylvania corporation having a place of business at 3599 Marshall Lane, Bensalem, PA 19020 (“Futura”) (each a “Party” and collectively the “Parties”), and effective the date of the consummation of the Contemplated Transaction (as such term is defined in the Stock Purchase Agreement dated as of July 17, 2006) (the “Effective Date”).

W I T N E S S E T H:

WHEREAS, Client provides enterprise mobile wireless solutions and support to the healthcare, pharmaceutical, retail, transportation, travel and entertainment, supply chain/logistics, manufacturing and financial markets, which solutions include, without limitation, the design, development and manufacture of products, RFID and other software and proprietary systems, and systems integration services (the “Business”);

WHEREAS, Futura provides outsourcing services and functions, surrounding the support of the equipment used in Client’s Business; and

WHEREAS, it is the desire and intention of Client to engage Futura for the purpose of providing certain services as set forth in this Agreement.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and with the parties intending to be legally bound do hereby agree as follows:

1.             SERVICES

1.1          Services. Futura shall provide to Client, or to Client’s customers (each, a “Customer”), the services described and set forth in Exhibit A (the “Services”) pursuant to purchase orders issued by the Client (each, and as modified by the Parties from time to time, a

“Purchase Order”) in the form attached hereto as Exhibit B. Each Purchase Order will set forth, among other things, the Customer, the specific Services to be rendered; any prototypes, goods or materials to be purchased and delivered by Futura in connection therewith (“Materials”); and the roles and responsibilities of the Parties thereto. Each Purchase Order shall specifically identify this Agreement and indicate that it is subject to the terms hereof. To the extent there are any conflicts or inconsistencies between this Agreement and any Purchase Order (except as it may relate to performance or acceptance criteria), the provisions of this Agreement shall govern and control. Futura will provide to Client only those Services and Materials described as its obligation in each Purchase Order (collectively, the “Deliverables”). The Deliverables specifically described in each Purchase Order are exclusive, and no other services, materials or obligations shall be implied (e.g., system interfacing, software programming, support, etc.).

1.2          Acceptance of Deliverables. Each Purchase Order will describe, if applicable, the acceptance and/or performance criteria for each of the Deliverables and the completion criteria, if any, to signify completion of each phase of a project thereunder. To the extent not specifically outlined in a Purchase Order, Futura will perform the Services consistent with the performance criteria set forth in Exhibit A. In the event of a conflict between this Agreement and a Purchase Order with regard to performance or acceptance criteria, the applicable Purchase Order shall govern. Client shall promptly review, evaluate and test each of the Deliverables within the applicable time period set forth in a Purchase Order (and, if no such period is specified in the Purchase Order, then within thirty (30) days from the date the Deliverable is delivered to Client) to determine whether or not such Deliverable satisfies the applicable acceptance criteria in all material respects. Futura shall have the right to reject any Purchase Order which would impose a term or condition more onerous to Futura than the terms and conditions set forth in Exhibit A, in which event such Purchase Order shall not be counted in satisfying the Annual Minimum Purchase.

1.3          Minimum Purchase Requirements. Futura shall have the exclusive right to perform the Services for the Client in exchange for the fees set forth in Section 3 below until the earlier of (i) termination of this Agreement pursuant to Section 9.2 herein or (ii) the fulfillment of Purchase Orders in the amount of $700,000 for each calendar year during the Term (as hereinafter defined) (the “Annual Minimum Purchase”), including a pro rata portion of such

Annual Minimum Purchase amount for any partial calendar year during the Term. After the Annual Minimum Purchase for such twelve month period is achieved, the Client may use other providers to perform the Services for such year, provided Futura shall be given the right to perform the Services on the same terms and conditions of such other providers with the consent of the Client not to be unreasonably withheld.

1.4          Right to Perform Services for Others. Futura may perform services that are the same or substantially similar to the Services for other Futura clients. This Agreement shall not prevent or limit Futura from using any of its personnel, equipment, facilities or technology for such purposes.

1.5          Use of Subcontractors. Client acknowledges that Futura shall have the right to engage subcontractors in the performance of any of the Services hereunder, provided that no subcontracting shall release Futura from its responsibility for its obligations under this Agreement. Futura shall be responsible for the work and activities of any subcontractor, including compliance with the terms of this Agreement. Futura shall be responsible for all payments to its subcontractors.

2.                                      CHANGES IN SERVICES

2.1          Additional Services. The Parties may agree from time to time for Futura to perform additional services and functions (the “Additional Services”) The performance of such Additional Services shall be governed by this Agreement during the Term, and the terms and conditions of an amendment to the Exhibit A signed by both Parties.

2.2          Excusable Delays and Failures. Futura, or its subcontractors engaged to perform the Services, will be excused from delays in performing, or from a failure to perform, to the extent that such delays or failures are caused by fire, flood, strike, civil, governmental, or military authority, act of God, labor disputes, mechanical or electrical breakdown, or other causes beyond its (or its subcontractors’) control. In the event Futura is unable to perform Services for more than sixty (60) days for any reasons described in the preceding sentence, Client may terminate the Purchase Order in question, in which event such Purchase Order shall not be counted in satisfying the Annual Minimum Purchase. Client acknowledges that Client’s failure or delay in furnishing necessary information, equipment or access to facilities, delays or failure by Client in completing tasks required of Client or in otherwise performing Client’s obligations hereunder or under any Purchase Order this Agreement will be considered an excusable delay or excusable failure to perform hereunder and shall not be a material breach by Futura.

3.                                      PAYMENT

3.1          Fees. Client shall pay to Futura the fees and other compensation in the amounts set forth on Exhibit C hereto for the specific Services requested pursuant to each respective Purchase Order. Futura will have no obligation to perform any Services and Futura may terminate this Agreement upon thirty (30) days written notice with an opportunity for Infologix to cure such breach when any amount in excess of $100,000 required to be paid by Client remains due and unpaid or any amount remains due and unpaid for 90 days or more.

3.2          Invoices; Payments. Payments for the Services shall be made upon initiation of Services by Futura. Futura reserves the right to charge Client interest, at a rate equal to the lesser of one and one half percent (1.5%) per month or the maximum legal rate permitted, on the amount shown on any invoice that is paid after the due date of payment specified above.

4.                                      OBLIGATIONS OF THE PARTIES

4.1          Client’s Personnel Commitment. Client will ensure that all Client personnel who may be necessary or appropriate for the successful delivery of the Services will, on reasonable notice: (a) be available to assist Futura’s personnel by answering business, technical and operational questions and providing requested documents, guidelines and procedures in a timely manner; (b) participate in progress and other Service-related meetings; and (c) be available to assist Futura with any other activities or tasks reasonably required to complete the Services in accordance with this Agreement.

4.2          Visa/Work Permits. In the event it is necessary for Futura to obtain visas or work permits for Futura personnel, Client will cooperate with Futura by taking reasonably necessary actions to facilitate Futura’s efforts, including providing documentation indicating the nature and location of the work to be performed, the necessity of the work to be performed, and other documentation as may be reasonably required and related to this Agreement, and posting such notices as may be legally required.

4.3          Export Control. The term “technical data” used in this section is defined in the United States Export Administration Regulations (“Regulations”). The Parties acknowledge that to the extent any technical data provided under this Agreement are subject to US export laws and Regulations, neither Party shall use, distribute, transfer, or transmit technical data provided by the other Party under this Agreement except in compliance with US export laws and Regulations. Each Party shall comply with the Foreign Corrupt Practices Act, as amended, and the rules and regulations thereunder. To the extent that any of the Services cannot be performed or provided without violation of any law, regulation, or other control, then Futura shall not be obligated to provide the same and Exhibit A shall be amended accordingly.

5.             CONFIDENTIAL INFORMATION

5.1          Advertisement. Subject to the approval of the Chief Executive Officer of Infologix, with such approval not to be unreasonably withheld, and subject to the approval of any applicable Infologix customers, Futura shall be allowed to use as a referral source customers of Infologix that Futura is providing services to under this Agreement and shall be permitted to advertise that Futura is providing services to such customers, provided that such advertisements are consistent with past practice.

5.2          Confidentiality Obligations. Client and Futura shall each (a) hold the Confidential Information (as defined below) of the other Party in confidence and avoid the disclosure thereof to any other party by using the same degree of care as it uses to avoid unauthorized use or disclosure of its own Confidential Information of a similar nature, but not less than reasonable care, and (b) not use the Confidential Information of the other Party for any purpose whatsoever except as expressly contemplated under this Agreement. Each Party shall disclose the Confidential Information of the other only to those of its employees and consultants having a need to know such Confidential Information and have agreed to appropriate confidentiality obligations and shall take all reasonable precautions to ensure that its employees comply with the provisions of this Section 5.2.

5.3          Confidential Information. The term “Confidential Information” shall mean any and all information or proprietary materials (in every form and media) not known to the public and which has been or is hereafter disclosed or made available by either Party (the “Disclosing Party”) to the other (the “Receiving Party”) in writing or, if disclosed orally or by other means, summarized in writing and designated confidential within thirty (30) days after such disclosure, in connection with the Services contemplated hereunder, including (a) all trade secrets, (b) existing or contemplated products or software owned by Client pursuant to this Agreement, services, designs, technology, processes, technical data, engineering techniques, methodologies and concepts and any information related thereto, and (c) information relating to business plans, sales or marketing methods and customer lists or requirements.

5.4          Exclusions. The obligations of either Party under Section 5.2 shall not apply to information that the Receiving Party can demonstrate (a) was in its possession at the time of disclosure and without restriction as to confidentiality, as shown by its prior written records, (b) at the time of disclosure was generally available to the public or after disclosure becomes generally available to the public through no breach of this Agreement or other wrongful act by the Receiving Party, (c) has been received from a third party without restriction on disclosure and without breach of agreement by the Receiving Party, or (d) is required to be disclosed by law or order of a court of competent jurisdiction or regulatory authority, provided that the Receiving Party shall furnish prompt written notice of such required disclosure to and reasonably cooperate with the Disclosing Party, at the Disclosing Party’s expense, in any effort made by the Disclosing Party to seek a protective order or other appropriate protection of its Confidential Information.

6.                                      WARRANTY

6.1          Limited Warranty. With respect to any Services, Futura warrants the following:

(a)           the applicable Services rendered hereunder will be performed by qualified personnel;

(b)           the Services performed will substantially conform to any applicable requirements set forth in each applicable Purchase Order issued hereunder and to the standards outlined in Exhibit A, if applicable; and

(c)           the materials will conform to the specifications set forth in the applicable Purchase Order for such materials and will perform as intended when utilized by Client and/or its Customer, as the case may be.

6.2          Exclusions. Notwithstanding anything in this Agreement to the contrary, Futura’s warranty does not cover (a) defects or damage not caused by Futura, including, but not limited to, damage in transit or casualty, (b) accident, misuse or non-compliance by Client or Customer with instructions or manuals, or (c) any alteration or other modification of any Deliverable by any person or entity under Client’s or Customer’s control.

6.3          Remedy.

(a)           As to any Deliverable, if Client does not furnish written notice to Futura prior to the end of the period set forth in Section 1.2, specifying in detail that such Deliverable has failed to satisfy the applicable requirements in any material respects and the respects in which such Deliverable does not conform to such requirements, then Client will be deemed to have accepted such Deliverable and, subject to Section 6.3(c), waived all warranty claims. If requested by Futura, Client will promptly sign and deliver to Futura an acceptable certificate evidencing final acceptance of any Deliverable.

(b)           If Client shall give Futura a notice of non-conforming Deliverables pursuant to subsection (a) above, Futura will use commercially reasonable efforts to modify any non-conforming Deliverable identified by Client in such notice, and the Deliverable will be resubmitted to the Client. Futura’s obligations are subject to Client’s cooperation with Futura including, in the case of modified software, assisting Futura to locate and reproduce the non- conformity. If at any time Futura notifies Client that it is unable to remedy any non-conforming portion of any Deliverable, the applicable Purchase Order shall terminate as to the non- conforming Deliverable and Client may at its option: (i) return the Deliverable and receive from Futura a refund of any fees paid for such non-conforming Deliverable, or (ii) retain the non-conforming

Deliverable, receive from Futura a pro-rated refund of any fees paid under the applicable Purchase Order, and attempt to correct any non-conformance itself or through a third party at Client’s sole expense.

(c)           Client’s SOLE REMEDY and Futura’s ENTIRE LIABILITY in connection with non-conforming Deliverables and/or termination of a Purchase Order shall be as stated in this Section 6.3 and shall be limited to the amount of fees paid under any applicable Purchase Orders that result in liability.

7.                                      LIMITATION OF LIABILITY AND REMEDIES

7.1          LIMIT ON DAMAGES. WITHOUT LIMITING THE RESTRICTIONS OF SECTIONS 1.2, 5.1 AND 6.3, AND NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, FUTURA’S LIABILITY IN THE AGGREGATE UNDER AND WITH RESPECT TO THIS AGREEMENT AND THE PERFORMANCE OR NONPERFORMANCE OF THIS AGREEMENT AND ANY DELIVERABLES OR OTHER ITEMS UNDER THIS AGREEMENT (WHETHER IN TORT, CONTRACT OR OTHERWISE AND NOTWITHSTANDING ANY FAULT OR NEGLIGENCE) SHALL IN NO EVENT EXCEED, AS TO ANY CLAIM, IN THE AGGREGATE, THE AMOUNT OF THE COMPENSATION ACTUALLY RECEIVED BY FUTURA UNDER THE APPLICABLE PURCHASE ORDER.

7.2          No Consequential Damages. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR LOSS OF PROFITS, INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RELATING TO THE DELIVERABLES OR THIS AGREEMENT EVEN IF ADVISED OF THE POSSIBILITY THEREOF.

7.3          Exceptions to Limitations. Notwithstanding anything herein to the contrary, the limitations on damages and liability set forth herein shall not apply to: (i) liability arising from the gross negligence or willful misconduct of Futura, (ii) liability under Section 5, and (iii) the extent contrary to the applicable laws of any state having jurisdiction.

8.                                      EMPLOYEES

8.1          No Employee Relationship. Futura’s employees are not and shall not be deemed to be employees of Client. Futura shall be solely responsible for the payment of all compensation to its employees, including provisions for employment taxes, workmen’s compensation and any similar taxes associated with employment of Futura’s personnel. Futura’s employees shall not be entitled to any benefits paid or made available by Client to its employees.

8.2          Non-Solicitation Obligations. During the term hereof and for a period of twelve (12) months following the completion of any Purchase Order, neither Party shall, directly or indirectly, unless agreed to in writing by the other Party, solicit for employment or employ, or accept services provided by, any employee of the other Party who performed any work in connection with or related to the Services, nor shall Futura solicit within the scope of Client’s Business, without Client’s express prior written consent any Customer of Client introduced by Infologix to Futurathat prior to such introduction Futura or its affiliates never provided services to.

9.                                      TERM AND TERMINATION

9.1          Term. The term (“Term”) of this Agreement will commence on the Effective Date and will remain and continue in effect until December 31, 2011, unless sooner terminated as provided hereunder.

9.2          Termination. This Agreement may be terminated by either Party (the “non-breaching Party”) upon written notice to the other Party if any of the following events occur by or with respect to such other Party (the “breaching Party”): (i) the breaching Party commits a material breach of any of its obligations hereunder and fails to cure such breach within sixty (60) days (provided, however, that no cure period shall be provided for payment by Client under Section 3 hereof); (ii) any insolvency of the breaching Party, any filing of a petition in bankruptcy by or against the breaching Party, any appointment of a receiver for the breaching Party, or any assignment for the benefit of the breaching Party’s creditors; (iii) by Futura pursuant to Section 3.1; or (iv) by Client for any reason or no reason upon forty-five (45) days prior written notice to Futura.

9.3          Termination by Futura. In the event Futura terminates this Agreement pursuant to Section 9.2, Client shall (i) pay Futura a termination fee (which shall not be considered compensation under this Agreement) equal to $700,000 payable within thirty (30) days of written notice of termination by Futura (the “Termination Fee”) and (ii) shall sublease (the “Sublease”) up to 10,000 square feet at Futura’s option, commencing thirty (30) days of notice of termination by Futura at Futura’s option of Futura’s lease for the facility located at 515 Pennsylvania Avenue, Fort Washington, PA, as set forth on Exhibit D hereto, for the duration of such lease, a copy of which is attached to Exhibit D, and shall have full rights of use of such space for Client’s business activities, subject to the terms and conditions of such lease.

9.4          Termination by Client. In the event Client terminates this Agreement pursuant to Section 9.2, Client may recover its actual direct damages, subject to the limitations set forth in Article 7 hereof. In the event Client terminates this Agreement pursuant to Section 9.2(i) or (iv), Client shall pay the Termination Fee within forty-five (45) days of notice of termination by Client and, at Futura’s option, enter into the Sublease, at which time (namely, the payment of the Termination Fee and the execution of the Sublease) this Agreement shall terminate.

9.5          Survival. In the event of termination or upon expiration of this Agreement, Sections 3, 5, 6, 7, 8, 9, and 10 hereof will survive and continue in full force and effect.

10.          MISCELLANEOUS

10.1        Governing Law. This Agreement will be governed by the Commonwealth of Pennsylvania without reference to the principles of conflict of laws.

10.2        No Assignment. This Agreement shall not be assignable by either Party without the prior written consent of the other Party, not to be unreasonably withheld, except either Party may, upon prior written notice to the other Party (but without any obligation to obtain the consent of such other Party), assign this Agreement or any of its rights hereunder to any entity which succeeds (by purchase, merger, operation of law or otherwise) to all or substantially all of the capital stock, assets or business of such Party, if such entity agrees in writing to assume and be bound by all of the obligations of such Party under this Agreement and such corporation or entity has GAAP financial net worth as determined under United States generally accepted accounting principles consistently applied (“GAAP”) in excess of such Party’s GAAP financial net worth or, with respect to Client, Client agrees to guarantee its obligations to Futura under this Agreement and in the event of Futura’s assignment, Futura’s successor is reasonably satisfactory to Client. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assignees.

10.3        Notices. All notices required by this Agreement will be given in writing to the other Party and delivered by registered mail, international air courier, facsimile, or the equivalent. Notices will be effective when received as indicated on the facsimile, registered mail, or other delivery receipt. All notices will be given by one Party to the other at its address stated on the first page of this Agreement unless a change thereof previously has been given to the Party giving the notice.

10.4        Amendments. This Agreement may be modified only by a written amendment executed by duly authorized officers or representatives of both Parties.

10.5        Severability. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, then such provision shall be severed from this Agreement to the extent not enforceable and the remaining provisions will continue in full force.

10.6        Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original, and all of which taken together will constitute one single Agreement between the Parties with the same effect as if all the signatures were upon the same instrument.

10.7        Compliance. Except as expressly provided here, each Party shall comply at its own expense with all applicable laws, ordinances, regulations and codes, including the identification and procurement of required permits, certificates, licenses, insurance, approvals and inspections in performance under any Purchase Order.

10.8        Complete Agreement. Upon the Effective Date, this Agreement constitutes the complete and exclusive statement of the agreement between the Parties and supersedes all proposals, oral or written, and all other prior or contemporaneous communications, as well as any subsequent purchase order, acknowledgment, quotation or other communications between the Parties relating to the subject matter herein, unless specifically agreed to in writing pursuant to Section 10.4. The parties acknowledge that they are currently working under a Services Agreement dated May 2, 2006 (the “Existing Agreement”), and that until the Effective Date, such Existing Agreement will govern the terms of the parties’ relationship.

10.9        Attorney’s Fees. If any action, at law or equity, including any action for declaratory relief, is brought to enforce or interpret this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees from the other party, in addition to any other relief that may be awarded.

FUTURA		INFOLOGIX

By	/s/ Janet E Denicola	By	/s/ David Gulian

Title	President	Title	President /CEO

Date	6-15-06	Date	6/22/06

EXHIBIT A

PROVIDER OF	Futura Support staff
SERVICE:

DEFINITION
OF SERVICES:	first level support – for the following functions:

A) Help Desk:
B) Customer Services related to
C) Customer Support of
D) Spare Pools
E) Imaging
F) Kitting
G) Repairs of
H) Break/fix of
I) Embedded Technology Products, Service, Warranty, and Repairs.

PERFORMANCE
CRITERIA:	In order to provide optimal first level support service to all departments, all problem and repair calls must be received by the Support Desk.

Futura Services will provide Infologix customers with the following support:

(a)	First level problem determination where

1. All problems will be recorded.
2. Problems will be resolved or assigned to the appropriate specialist.
3. Problems will be monitored.
4. Users will be notified of commitment times and any problems that occur in meeting the established commitment.
5. Problem resolution will be documented and available in report status.
6. Monthly reports will be provided to Client for each Customer.

RELIABILITY:

Services will be provided between the hours of 8:30 a.m. and 5:30 p.m eastern time., Monday through Friday, except holidays. During this time the Help Desk will be staffed with a minimum of two people.

There are two telephone numbers for placing support calls 1-800-328-0030 and 215-639-8899 which flow into one line into support.. When this line is busy, calls will be forwarded to voice mail, where a message can be left. The Support Desk goal is a return call within five minutes of an urgent call. All messages left on voice mail will be confirmed for receipt within four hours.

RESPONSE TIME:	First level problem determination will be assigned using the following criteria:

	1.	Number of customers affected
	2.	Effect on business mission
	3.	Context of problem
	4.	Deadlines
	5.	Estimated solution time
	6.	Application involved
	7.	Frequency of problem

8.	Customer’s sense of priority
9.	Customer’s commitment level
10.	Availability of workaround
11.	Threat to data integrity or computer security

The following table will be used internally to prioritize calls and to give a response time commitment:

Severity Level	Definition	Response Times
1. Critical	Equipment or software non-functioning severe business impact	Immediate
2. Severe	Limited business impact not causing an immediate work stoppage or significant concern	Within 4 hours
3. Standard	Important issue that does not have significant current productivity impact and manufacturing involvement needed	Within 6 hours
4. Monitor	Resolution provided-follow up to ensure resolution is still operational and needs no further action	Within 1 business day
5. Follow Up	Replacement sent to customer follow up to see if received and operational	Within 5 business days

Account Manager:            This person is responsible for providing the Support Center with all relevant hardware and software information pursuant to their end user. All software or hardware related issues with vendors that cannot be resolved by the Support Center will be escalated to the Account Manager for resolution. This Account Manager will be the individual who the Support Center staff will work with on training needs and, reporting information needs,. The Account Manger will be responsible for providing any changes regarding their customer base in the Customer Care Gateway related to information as well has hardware and software modifications.

The Account Manager for InfoLogix) is: Ron Gionta

PURCHASING
APPROVAL:	Following is a list of the individuals within the Department who have the authority to place orders with the Support Center for service or equipment that could generate billed back charges.

When orders are placed with the Support Center, it will be the above contact’s responsibility to provide purchase order information that can then be referenced on the orders. The department contact will work with Infologix to place and confirm components on orders. If the Support Center is not provided with the correct authorization, the order will be placed on hold awaiting this authorization.

The clock for response time for the Support Center will be suspended during this wait and will restart only after this information is provided.

REPORTING:

The Support Center will provide monthly reports to Infologix staff containing information on actual performance achieved, compared to service levels agreed on. Information will be provided on both open and closed requests. Infologix staff is not responsible for reporting, but may at their discretion audit the methods being used by the Support Center to gather and report performance data.

MODIFICATIONS: The agreement may be amended at any time with mutual consent of both parties.

Support Manager:	Date:

Infologix:	Date:

11.          ATTACHMENT I

(This is an example)

DESKTOP SOFTWARE SUPPORTED BY XXX:

Arc Info	LAN Support	PC3270
Arcserve (Server Backup) 5.01 & 6.0	Licenser (Server)	Premise 3.14 & 3.5
Arcview	Metaviewer 6.13	Procomm for Windows
AutoCAD 12 & 13	McAfee/Norton Anti Virus	Rumba
CCM 3.20	Microsoft Access 4.0 & 97	System Architect
CD View	Microsoft Excel 97	Versa Track
Client Access	Microsoft Outlook	Vol Magic
Colorado Back-up	Microsoft Powerpoint 97	Windows
Communications Manager 2.0	Microsoft Project 97	Windows/Wkgroups 3.11
Cross Talk 16	Microsoft Word 6.0 & 97	WordPerfect/Win. 6.0
FAX401	Microsoft Works for DOS 2.0	Windows 95
Folders	Microsoft Works for Windows 3.0	Windows NT 3.75 & 4.0

DESKTOP SOFTWARE CUSTOMERS MAY HAVE BUT ARE NOT SUPPORTED BY XXX:

Alclear	Mountain Tape Back-up
Corel DRAW! 5.0	Option Finder
Corel Ventura	Photoshop
EPPl 7	PKWARE
HiJaak Graphics Suite	Procom Plus 2
HomePro	Site Survey
Laplink	SPSS
Lotus Freelance
Microsoft Publisher
Nan McKay (Housing Division’s Software)